EXHIBIT 99.1

Yamana Gold Declares Third Quarter Dividend

TORONTO, July 28, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) declares a third quarter dividend of $0.03 per share (annual $0.12 per share). Shareholders of record at the close of business on September 30, 2022, will be entitled to receive payment of this dividend on October 14, 2022. The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

(All amounts are expressed in United States Dollars unless otherwise indicated.)